Filed by Barclays PLC Pursuant to
                                   Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 under the
                                                 Securities Exchange Act of 1934

                                                              Subject Companies:
                                                                    Barclays PLC
                                                   (Commission File No. 1-09246)
                                                               Barclays Bank PLC
                                                   (Commission File No. 1-10257)

                                                           ABN AMRO Holding N.V.
                                                   (Commission File No. 1-14624)
                                                              ABN AMRO Bank N.V.
                                                (Commission File No. 1-14624-05)




                                                                     23 May 2007


Barclays Recommended Merger with ABN AMRO - 30 Day Announcement

This announcement is being made pursuant to Dutch securities laws governing the Offer, more specifically article 9g paragraph 1 under a of the Dutch Securities Market Supervision Decree (Besluit toezicht effectenverkeer 1995). In accordance with this article, within 30 calendar days after the announcement that was made by Barclays and ABN AMRO on 23 April 2007, an announcement must be made in order to update investors on the Offer.

Further to the announcement of 23 April 2007, outlining the terms of the agreed merger between Barclays PLC ("Barclays") and ABN AMRO Holding N.V, ("ABN AMRO"), Barclays and ABN AMRO today announce that they are making excellent progress with the key regulatory filings required to proceed with Barclays offer to ABN AMRO shareholders (the "Offer") and expect to publish Offer documentation in July.

Each of the Boards of ABN AMRO and Barclays has unanimously resolved to recommend the transaction to their shareholders. The proposed merger of ABN AMRO and Barclays will create a strong and competitive combination for its clients with superior products and extensive distribution. The merged group is expected to generate significant and sustained future incremental earnings growth for shareholders.

As set out in the joint Barclays and ABN AMRO announcement of 23 April 2007, ABN AMRO ordinary shareholders will receive 3.225 ordinary shares in Barclays for each existing ABN AMRO ordinary share. Under the terms of the Offer, Barclays existing ordinary shareholders will own approximately 52 per cent. and ABN AMRO existing ordinary shareholders will own approximately 48 per cent. of the combined group.

Regulatory Approvals

In connection with the Offer there are 108 regulatory authorities in 53 countries with whom a change of control filing needs to be made. A change of control consent is required from 55 of these regulatory authorities to enable closing of the Offer.

Barclays and ABN AMRO are making excellent progress in respect of these regulatory processes and by the end of May expect to have completed substantially all of the relevant filings where a consent or notification is required prior to closing of the public offer. The applications for the UK and the Netherlands, being the two most significant jurisdictions given the location of incorporation and lead regulation of the two groups, have already been filed with the relevant regulators.

Competition Authority Approvals

Barclays and ABN AMRO are also at an advanced state of preparation in relation to the various merger control filings that will be needed. The parties have jointly carried out a detailed competition analysis and are confident that there are no substantive anti-trust issues to address. Barclays and ABN AMRO therefore anticipate that merger control issues will not have any impact on the Offer timetable.

Timetable

The posting of formal Offer documentation remains conditional upon satisfaction or waiver of the pre-Offer conditions referred to in the announcement of 23 April 2007. Barclays and ABN AMRO intend to publish formal Offer documentation in six weeks.

Good progress has been made to date on fulfilment of significant pre-Offer conditions such as the regulatory and anti-trust filings referred to above, the required tax clearances, and the consultation with the representative bodies of the employees. Furthermore the UK Financial Services Authority ("FSA") and De Nederlandsche Bank have agreed, as mentioned in the announcement of 23 April 2007, that the FSA will be lead supervisor of the combined group. However, significant matters still need to be progressed over the next six weeks, particularly in relation to regulatory approval of the Offer documentation by AFM, UKLA and SEC and the approval by the relevant US authorities required to complete the agreement with Bank of America to acquire LaSalle.

John Varley, the CEO of Barclays, said:

"Barclays recommended Offer for ABN AMRO will create a world leading bank, better able to serve our customers with more and better products thus creating additional value for the shareholders of both our companies for many years to come. The Barclays Offer provides ABN AMRO shareholders certainty, deliverability and value."

This announcement is made in accordance with article 9g paragraph 1 under a of the Dutch Securities Market Supervision Decree (Besluit toezicht effectenverkeer
1995).


Enquiries:

ABN AMRO


ANALYSTS AND INVESTORS
Richard Bruens                                                    +31 20 6287835
Alex van Leeuwen                                                + 1 312 992 0818
Dies Donker                                                       +31 20 6287835
Alexander Mollerus                                                +31 20 6287835

MEDIA
Jochem van de Laarschot                                           +31 20 6288900
Neil Moorhouse                                                    +31 20 6288900
Piers Townsend                                                  +44 207 678 8244


Barclays

ANALYSTS AND INVESTORS
Mark Merson                                                     +44 20 7116 5752
James S Johnson                                                 +44 20 7116 2927

MEDIA
Stephen Whitehead                                               +44 20 7116 6060
Alistair Smith                                                  +44 20 7116 6132


About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the USA, Africa and Asia. It is one of the largest financial services companies in the world by market capitalisation. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 123,000 people. Barclays moves, lends, invests and protects money for over 27 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

About ABN AMRO

Netherlands-based ABN AMRO is a leading international bank with total assets of EUR 1,054.60 bln (as at 31 March 2007). It has more than 4,500 branches in 53 countries, and has a staff of more than 107,000 full-time equivalents worldwide. ABN AMRO is listed on Euronext and the New York Stock Exchange. For further information about ABN AMRO, please visit our website www.abnamro.com.

Other Information

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United
Kingdom may be affected by the laws of the relevant jurisdictions (the "Restricted Jurisdictions"). Such persons should inform themselves about and observe any applicable requirements.

The offer will not be made, directly or indirectly, in any Restricted Jurisdiction unless by means of lawful prior registration or qualification under the applicable laws of the Restricted Jurisdiction, or under an exemption from such requirements including, in the case of the US, except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in, into or from such Restricted Jurisdiction. Persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not distribute, mail or send it in, into or from any Restricted Jurisdiction, and so doing may render any purported acceptance of the offer invalid.

Future  SEC  Filings  and this  Filing: Important Information

In connection with the proposed business combination transaction between ABN AMRO and Barclays, Barclays expects it will file with the SEC a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/Recommendation
Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, once they are filed with the SEC.

Forward Looking Statements

This document contains certain forward-looking  statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of ABN AMRO's and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO's and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group's future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO's website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC's website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per ABN AMRO or Barclays share for the current or future financial years, or those of the combined group, will necessarily match or exceed the historical published earnings per ABN AMRO or Barclays share.